2101 Boca Raton Blvd Suite 1 Boca Raton, Florida 33431 USA	ENERGY HOLDINGS INTERNATIONAL (EGYH:OB)	01-1-561-445-6531 (tel) 01-1-561-367-1725 (fax)

July 3, 2009

Rufus Decker
Accounting Branch Chief
Mail Stop 4631
Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:       Form 10-KSB for the year ended June 30, 2008
Form 10-Q for the period ended March 31, 2009
File #0-52631

Dear Mr. Decker:

In connection with the Form 10-KSB for the year ended June 30, 2008 and Form 10Q for the period ended March 31, 2009, filed by Energy Holdings International, Inc. (formerly known as Green Energy Holding Corp), with the Securities and Exchange Commission, we are responding to the Staff's comment letter dated June 30, 2009.  Energy Holdings intends to incorporate all the Staff’s comments so that we comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings.  Below are the Company’s specific intentions with respect to its quarterly and annual filings relating to the “Controls and Procedures” disclosures, as set forth in Sections 307 and 308(T) of Regulation S-K.

FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2008

Background

On December 29, 2008, the Company sold 14,370,700 newly issued common shares, representing approximately 96.5% of its outstanding common stock to unrelated third parties.  As part of the transaction, the Company’s then Chief Executive Officer and Chief Financial Officer resigned.  Immediately following the resignations, John Adair was appointed as the Company’s Executive Officer and Chief Financial Officer.  Since their resignations, the former executive officers have not been involved in Energy Holdings’ management.

Item 8A Controls and Procedures.

1.
As you discussed on Friday, June 26, 2009 with our corporate counsel, Gayle Coleman, it will not be necessary for the Company to file an amended Form 10-KSB for the year ended June 30, 2008.  However, on a going forward basis, Energy Holdings intends to properly and adequately disclose the conclusions of both our Chief Executive Officer and our Chief Financial Officer relating to its disclosure controls and procedures.  Additionally, its disclosure will include the complete definition of “disclosures controls and procedures.”   The language that the Company currently expects to include as part of its 9A Controls and Procedures disclosure in its Form 10-K for the year ended June 30, 2009, is expected to be similar to the following:

July 2, 2009
Rufus Decker

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2009.  The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions to be made regarding required disclosure.  It should be noted that any system of controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met and that management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based on the evaluation of our disclosure controls and procedures as of June 30, 2009, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

2.
The Company intends to include its management’s report on internal control over financial reporting, as required by Item 308T(a) in its Form 10-K for the period ended June 30, 2009.  Its report will also include the disclosure required by Items 308T(a)(1) to (4) of Regulation S-K.

3.
Energy Holdings will revise its certifications so that on a going forward basis, the language is exactly as shown in Item 601(b)(31) of Regulation S-K.  Among other things, the certifications will refer to internal control over financial report and will not omit any of the requisite paragraphs.

We understand and acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the state do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Should you have any questions, please do not hesitate contacting me at (561) 400-1050 or our legal counsel, Gayle Coleman, at (561) 445-6531.

Respectfully,

Energy Holdings International, Inc.
(f/k/a Green Energy Holding Corp.)

/s/John Adair

John Adair, Chief Executive Officer